SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

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Communications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail

2006 ORDINARY GENERAL SHAREHOLDERS’ MEETING

GAS NATURAL EXCEEDS THE TARGETS SET FORTH IN ITS 2004-2008

STRATEGIC PLAN, IN ITS SECOND YEAR

•	The General Shareholders’ Meeting approved the results of fiscal year 2005, which contemplate a 16.7% increase in net income, and a dividend increase of 18.3%.

•	GAS NATURAL’s president and chief executive officer (consejero delegado) described to the shareholders the positive development of the company’s activities, which successfully exceeded the targets set forth in its Strategic Plan.

•	The company makes progress in upstream, consolidates its leadership in midstream, positions itself as a major electricity competitor and maintains its lead and profitable growth in the gas distribution and marketing business.

GAS NATURAL held its Ordinary General Shareholders’ Meeting today, on first call, approving the company’s performance and results for the 2005 fiscal year, as well as the proposal to increase dividends by 18.3%, to 0.84 euros per share.

During his presentation to the shareholders, the president of GAS NATURAL, Salvador Gabarró, and its chief executive officer, Rafael Villaseca, explained that the company, in the second year of its 2004-2008 Strategic Plan, had successfully exceeded the targets set forth in that plan.

The president emphasized the company’s current strategic position and commitments, pointing out that GAS NATURAL is making progress in the upstream business, consolidating its leadership in the midstream business, has positioned itself as a major electricity competitor, and is maintaining its leadership and profitable growth in the gas distribution and marketing business.

Salvador Gabarró expressed to the shareholders GAS NATURAL’s commitment to achieve an operating growth potential triggering an increase in financial aggregates and the remuneration to its shareholders. He then pointed out the strategic targets of achieving approximately 13 million customers, targeted for 2008, achieving an electricity generation share of 10% in Spain, in ordinary regime, achieving leadership in the LNG business, and attaining 15% in equity gas in the long term.

The increase in financial aggregates will trigger an EBITDA of about 2,500 million euros in fiscal year 2008 and an annual cumulative increase in net income in excess of 10%. Cumulative investment during the 2004-2008 period will be 8,800 million euros, as anticipated by the company when it unveiled its Strategic Plan.

Favorable results in 2005

The company’s chief executive officer Rafael Villaseca, explained to the shareholders that GAS NATURAL had favorable results in 2005, despite a difficult environment and operating conditions, and emphasized that they will continue to exceed the targets set out in the 2004-2008 Strategic Plan.

Rafael Villaseca mentioned the strong increase in EBITDA (13.7%), net income (16,7%) and dividends (18.3%), based on cash flows, and expressed his confidence that the positive trends evident throughout 2005 will materialize in 2006, driving growth and profitability.

In this respect, it should be noted that, during the first quarter of 2006, GAS NATURAL had net income of 276.7 million euros and increased by 16.2% in comparison to the same period last year. Likewise, EBITDA was 507.9 million euros, reflecting an increase of almost 30%, and net sales totaled 3,107.1, increasing 51.9% in comparison to the same period in 2005.

In his presentation at the Meeting, the chief executive officer pointed out that GAS NATURAL is currently the main gas company on the Iberian peninsula and the one Spanish utility company that has added more new customers in 2005.

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He also indicated that GAS NATURAL is the largest private gas distribution company in Latin America and the leader in customer intake, and that, during the last few years, it has held on to sustained growth in that geographical region, increasing its EBITDA of 152 million euros in 2003 to 317 million euros in 2005.

In Italy, where GAS NATURAL launched its activities only four years earlier, EBITDA already totaled 27 million euros in 2005, and sales of tariff gas and TPA grew 101.5% for a total of 2,730 GWh in 2005.

The fastest growing Spanish power generation utility company in the last five years

In the electricity business, EBITDA has doubled, with a total of 90 million euros. In fact, GAS NATURAL is the one Spanish utility company that has increased more its electricity generation share in the last five years and installed more combined cycle units in 2005. The company currently has 2,800 MW of installed power in combined cycles, of which 800 MW in Arrubal and 1,200 MW in Cartagena were integrated into the power generation market last year.

In 2005, GAS NATURAL took a step forward in the wind energy business with the acquisition of DERSA, and currently has 302 MW of installed power and projects in development for another 1,000 MW.

In the upstream and midstream gas business, GAS NATURAL has one of the largest methane tanker fleets in the Atlantic. In 2005, it formed Stream, a joint venture company with Repsol YPF, for midstream operations, and also agreed with Repsol YPF to participate in various upstream projects, such as Gassi Touil, now in the execution stage.

In his presentation to the shareholders, Rafael Villaseca also indicated that GAS NATURAL is the main gas purchaser in Spain and one of the leaders in the worldwide liquid natural gas (LNG) market. In 2005, it had total sales of 317,555 GWh , of which 211,895 GWh were in the Spanish liberalized market.

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Lastly, the chief executive officer stated that GAS NATURAL is the leading products energy company in Spain in multiservice products, with 1.47 contracts per customer at December 31, 2005.

Shareholders approved the dividend proposal

The Ordinary General Shareholders’ Meeting today approved the proposal of the company’s board of directors to increase the dividend by 18.3% for the 2005 fiscal year, to 0.84 euros per share, representing a total distribution of 376 million euros. This dividend represents an increase in payout to 50.2% in 2005.

The company has been undertaking a dividend policy aimed at steady remuneration to its shareholders by an increase in the dividend per share, which in recent years has had an annual cumulative growth of 26.3%. According to the company’s Strategic Plan, the payout will be between 52% and 55% in 2008.

About 1,000 persons, among them minority shareholders and guests, attended the Shareholders’ Meeting, in which there was approximately a quorum of 75%. The shareholders also approved the reelection of the directors, Salvador Gabarró (executive), Emiliano López Achurra (independent) and Caixa d’Estalvis de Catalunya (consejero dominical).

Barcelona, June 8, 2006.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: June 8, 2006	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer